Exhibit 99.2

MOXIAN (BVI) INC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

MOXIAN (BVI) INC.

CONSOLIDATED BALANCE SHEETS

		As of
	Note	June 30, 2022 (Unaudited)	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents		$5,800,361	$2,507,404
Accounts receivable		649,329	229,708
Prepayments and other receivables	3	531,200	-
Total current assets		6,980,890	2,737,112
Digital assets	4	8,440,422	5,000,000
Vehicles		133,308	-
Miners	5	29,800,000	-
TOTAL ASSETS		45,354,620	7,737,112

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables and accruals		$120,523	$1,170,096

Stockholders’ Equity

Preferred stock, $0.001010 par value, authorized; 50,000,000 shares, 5,000.000 shares issued and outstanding as of June 30, 2022 and December 31, 2021		$5,050	$5,050
Common stock, $0.001 par value, authorized: 50,000,000 shares. Issued and outstanding: 35,554,667 shares as of June 30, 2022; 19,554,567 shares as of December 31, 2021.		35,554	19,554
Additional paid-in capital		89,290,193	49,306,193
Accumulated deficit		(44,710,434)	(43,788,360)
Accumulated other comprehensive income		613,734	1,024,579
Total Shareholders’ Equity		45,234,097	6,567,016
Total Liabilities and Shareholders’ Equity		$45,354,620	$7,737,112

See accompanying notes to consolidated financial statements

F-2

MOXIAN (BVI) INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
Revenue	$40,422	$216,979
Direct costs of revenue	(15,377)	-
Other operating costs	(161,540)	-

(Loss)/profit from operations	(136,495)	216,979
General and administrative expenses	(785,579)	(2,074,528)
Other income	-	291,923
(Loss)/income before tax	(922,074)	(1,626,898)
Income tax	-	-
Loss after tax	(922,074)	(1,626,898)
Foreign exchange adjustment		(19,245)
Comprehensive loss for the period	$(922,074)	$(1,646,143)

Basic and diluted loss per ordinary share	$(0.026)	$(0.085)
Basic and diluted average number of ordinary shares outstanding	$35,554,667	19,341,529

See accompanying notes to consolidated financial statements

F-3

MOXIAN (BVI) INC.

Unaudited CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, June 30, 2021	-	-	16,191,529	$16,191	$40,114,606	$(40,739,748)	$756,950	147,999
Foreign currency translation adjustment	-	-	-	-	-	-	267,629	267,629
Issuance of new ordinary shares for proceeds	-	-	3,150,000	3,150	3,934,350	-	-	3,937,500
Issuance of new ordinary shares for services	-	-	213,148	213	262,287	-	-	262,500
Issuance of new preferred shares	5,000,000	5,050	-	-	4,994,950	-	-	5,000,000
Net loss for the period	-	-	-	-	-	(3,048,612)	-	(3,048,612)

Balance, December 31, 2021	5,000,000	5,050	19,554,677	19,554	49,306,193	(43,788,360)	1,024,579	6,567,016
Foreign currency translation adjustment							(410,845)	(410,845)
Issuance of new ordinary shares for proceeds	-	-	16,000,000	16,000	39,984,000	-	-	40,000,000
Net loss for the period	-	-	-	-	-	(922,074)	-	(922,074)

Balance, June 30, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(44,710,434)	613,734	45,234,097

F-4

MOXIAN (BVI) INC.

Unaudited CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months	For the Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Net loss for the period	922,074	1,626,898
Adjustment to reconcile cash used in operating activities:
Provision for bad debt	-	(1,459,892)
	922,074	167,006
Changes in operating assets and liabilities:
Accounts receivable	419,621	2,172,790
Prepayments and other deposits	531,200	-
Other payables and accruals	1,049,573	997,001
USDC	3,440,422	-
Fixed assets	29,933,308	-
Cash used in operating activities	36,296,198	3,336,797
Cash raised in financing activities:
Proceeds from issue of new ordinary shares	40,000,000	-
	3,703,802	3,336,797
Effect of exchange rates on cash and cash equivalents	410,845	131,349
Net increase in cash and cash equivalents	3,292,957	3,468,146
Cash and cash equivalents, beginning of period	2,507,404	19,402
Cash and cash equivalents, end of period	5,800,361	3,487,548

See accompanying notes to consolidated financial statements

F-5

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and nature of operations

The Company was incorporated in the British Virgin Islands (BVI) on May 18, 2021. On August 17, 2021, the Company completed a redomicile merger with its predecessor company, Moxian, Inc, wherein it acquired all the assets, liabilities, rights, obligations and operations of the latter and its subsidiaries, through an exchange of an identical number of shares.

On December 28, 2021 in a Special Meeting of shareholders, the Company approved the issue of up to 20 million new ordinary shares of the Company, at a price of $2.50 per share to certain non-US based accredited investors. On February 11, 2022 the Company completed this private placement and issued 16 million new shares, raising $40 million, which it has used in bitcoin mining in order to diversify its business operations. Of the issue proceeds, $29.8 million was used to purchase relevant equipment and the balance will be used as working capital.

On March 5, 2022 a number of machines were installed and operational at a site near Buffalo in New York State, USA and progressively, other sites will be identified and the purchased equipment put into operation.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of entity	Background	Ownership

Moxian CN Group Limited	Investment holding company	100% owned by Moxian (BVI) Inc
Moxian Group Limited	Investment holding company	100% owned by Moxian CN Group Limited
Moxian (Hong Kong) Limited	Investment holding company	100% owned by Moxian Group Limited
Moxian Technology Services (Shenzhen) Co. Ltd*	Technology Services	100% owned by Moxian (Hong Kong) Limited
Moxian Technology Services (Beijing) Co. Ltd.	Digital Advertising	100% owned by Moxian Technology Services (Shenzhen) Limited
Moxian Malaysia Sdn.Bhd*.	Technology Services	100% owned by Moxian (Hong Kong) Ltd.
Moxian Technology Services (Shanghai) Co. Ltd*.	Technology Services	100% owned by Moxian Technology Services (Shenzhen) Co. Ltd
ABit Hong Kong Limited	Investment Holding	100% owned by Moxian (BVI) Inc
ABit USA Limited	Bitcoin Mining	100% owned by ABit Hong Kong Limited
Beijing BitMarix Co. Ltd.	Inhouse Treasury and Administration	100% owned by ABit Hong Kong Limited

*	Ceased operation by September 30,2018; dormant as of June 30, 2022

2. Summary of principal accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include all the subsidiaries of the Group. The financial year-end of the Company is December 31 while that of the predecessor company is September 30. The consolidated results are presented as of the period ended June 30, 2022 and June 30, 2021. All intercompany transactions and balances have been eliminated in the consolidation.

The following assets and liabilities of the VIE are included in the accompanying consolidated financial statements of the Company as of June 30, 2022 and December 31, 2021.

	June 30, 2022	December 31, 2021
Current assets	$-	$-
Non-current assets	-	-
Total assets	$-	$-

Current liabilities	$-	$-
Non-current liabilities	-	-
Total liabilities	$-	$-

Fair value of financial instruments

The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs other than quoted prices that are observable for the asset or liability in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs that reflect management’s assumptions based on the best available information.

The carrying value of cash and cash equivalents, prepayments, deposits and other receivables, accruals and other payables, loans from related parties and unrelated party approximate their fair values because of the short-term nature of these instruments.

F-6

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of principal accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include but not limited to, useful lives of property and equipment, provision for doubtful accounts, intangible assets valuation, inventory valuation, value added recoverable valuation and deferred tax assets valuation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

Prepayments, deposits and other receivables

Prepayments and deposits represent amounts advanced to suppliers. The suppliers usually require advance payments or deposits when the Company makes purchase or orders service and the prepayments and deposits will be utilized to offset the Company’s future payments. Other receivables mainly consist of various cash advances to employees for business needs. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments, deposits and other receivables are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Electronic equipment	3-6 years
Furniture and fixtures	3-6 years
Leasehold improvements	Shorter of estimated useful life or term of lease

Intangible assets, net

Intangible assets, comprising Intellectual property rights (“IP rights”) and software, which are separable from property and equipment, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of 3- 10 years.

F-7

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Company classifies its long-lived assets into: (i) computer and office equipment; (ii) furniture and fixtures, (iii) leasehold improvements, and (iv) finite-lived intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Company makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Company’s business strategy and its forecasts for specific market expansion.

Due to the continuing losses from operations with minimal revenues, the Company recognized impairment losses of $3,009,732 for the IP rights and other intangible assets during the year ended September 30, 2017 resulting in the IP rights and other intangible assets having a nil value as of June 30, 2022 and June 30, 2021.

Digital assets

Digital assets (including USDC) are included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Income taxes

The Company utilizes ASC Topic 740 (“ASC 740”) “Income taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 “Income taxes” clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. The Company evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and September 30, 2020 the Company did not have any unrecognized tax benefits. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.

As of June 30, 2022, the tax years ended December 31, 2011 through to December 31, 2020 for the Company’s PRC entities remain open for statutory examination by the PRC tax authorities.

F-8

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency transactions and translation

The reporting currency of the Company is United States Dollars (the “USD”) and the functional currency of the PRC subsidiaries is the Renminbi (“RMB”).The functional currency of Moxian HK is Hong Kong Dollar (the “HKD”), and the functional currency of Moxian Malaysia is Malaysia Ringgit (the “RM”).

For financial reporting purposes, the financial statements of the various subsidiaries are prepared using their respective functional currencies, e translated into the reporting currency, USD so to be consolidated with the Company’s. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ deficiency. Translation losses are recognized in the statements of operations and comprehensive loss.

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	June 30, 2022	December 31, 2021
RMB:USD	6,6995	6,3559
HKD:USD	7,8473	7,7992
RM:USD	4,4075	4,1765

Items in the statements of operations and comprehensive loss, and statements cash flows:

	June 30, 2022	June 30, 2021
RMB:USD	6,4783	6,4581
HKD:USD	7,8257	7,7653

Earnings per share

Basic gain per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share.

FASB Accounting Standard Codification Topic 260 (“ASC 260”), “Earnings Per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted to employees be treated as potential common shares in computing diluted earnings per share. Diluted earnings per share should be based on the actual number of options or shares granted and not yet forfeited, unless doing so would be anti-dilutive. The Company uses the “treasury stock” method for equity instruments granted in share-based payment transactions provided in ASC 260 to determine diluted earnings per share. Antidilutive securities represent potentially dilutive securities which are excluded from the computation of diluted earnings or loss per share as their impact was antidilutive.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions and enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. ASU 2019-12 was effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

F-9

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is to be adopted on a modified retrospective basis. As a smaller reporting company, ASU 2016-13 will be effective for the Company for interim and annual reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statement presentations and disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the two-step goodwill impairment test, under which a goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 requires only a one-step quantitative impairment test, whereby a goodwill impairment loss is measured as the excess of a reporting unit’s carrying amount over its fair value (not to exceed the total goodwill allocated to that reporting unit). Adoption of the ASUs is on a modified retrospective basis. As a smaller reporting company, the standard will be effective for the Company for interim and annual reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact that the adoption of ASU 2017-04 will have on its consolidated financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

F-10

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Prepayments and other receivables

	June 30, 2022		December 31, 2021

Deposits for electricity		$345,000	$-
Share of a bitcoin project		186,200	-
	$		$-
		531,200	-

4. Digital assets

Digital asset holdings were all comprised of USDC, as follows:

	June 30, 2022	December 31, 2021

Issuance of 5,000,000 new preferred shares	$5,000,000	$-
Issuance of 16,000,000 new ordinary shares	$33,200,000	$-
Proceeds of bitcoins mined	40,422	-
	38,240,422	-
Leaa: Purchase of miners	(29,800,000)	-

	8,440,422	-

For the period ended June 30, 2022, the Company did not consider it necessary to recognize any allowance for the impairment of the USDC.

5. Miners

These represent the cost of the machines, totaling 3,883 in number, purchased from a third party vendor and paid for out of the proceeds of the private placement in December 2021.

6. Cessation of the Mobile Application part of business and the consequential effects on the Balance Sheet

As indicated in Note 1, certain subsidiaries of the Company ceased its business associated with the mobile application for merchant transactions and related payments in the year ended September 30, 2018. As a result, all the related business assets as of September 30, 2018 have been fully provided for in these financial statements. There have been no movements in these assets since and the fully written down value of the assets remain unchanged. These assets are:

(a)	Prepayments, deposits and other receivables:

	June 30, 2022	December 31, 2021

Prepayments to suppliers	$567,934	$567,934
Rental and other deposits	341,674	341,674
Employee advances and others	32,240	32,240
Sub total	941,848	941,848
Less: allowance for doubtful debts	(941,848)	(941,848)
Prepayments, deposits and other receivable, net	$-	$-

(b)	Property and equipment, net

	June 30, 2022	December 31, 2021

Electronic equipment	$2,319,545	$2,319,545
Furniture and fixtures	70,596	70,596
Leasehold improvements	263,609	263,609
Total property and equipment	2,653,750	2,653,750
Less: Accumulated depreciation and amortization	(2,653,750)	(2,653,750)
Total property and equipment, net	$-	$-

F-11

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Intangible assets, net

	June 30, 2022	December 31, 2021

IP rights	$1,410,335	$1,410,335
Other intangible assets	394,883	394,883
	1,805,218	1,805,218
Net intangible assets	$-	$-

In July 2022, the Company entered into an Equity Transfer Agreement with a Mainland Chinese individual who is an affiliate of the former Chairman and director for the disposal of Moxian (Hong Kong) Limited, the holding company of wholly-owned subsidiaries which were engaged in the above businesses and media advertising, for a cash consideration of HK1,000.

8. Capital Stock

(a)	On March 28, 2021, the Company issued 3,150,000 new shares of common stock, at a price of $1.25 per share, to various investors for cash in order to finance its working capital. Another 210,000 shares were issued to the placement agent as compensation in lieu of cash in accordance with the placement agreement.

(b)	On August 14, 2021, certain warrants previously issued to the investment banker and its affiliates at the uplifting of the shares in an IPO in November 2016, were exercised on a cashless basis, resulting in the issue of 3,148 new ordinary shares.

(c)	On February 11, 2022, the Company issued 16,000,000 new shares of common stock, at a price of $2.50 per share, to raise funds for the Company to enter into the bitcoin mining business as a form of diversification of operations.

(d)	On November 11, 2021, the Company issued 5,000,000 new preferred shares to Bridgeforrest (BVI) Limited, at $1.00 per share for cash. The preferred shares carried a voting right of 3 votes per share at meetings of shareholders but do not participate in the profits of the Company and are not entitled to any dividends or distributions in the event of a winding up of the Company.

(e)	On February 10, 2022 the Company issued 16,000,000 new common shares to various accredited non-US shareholders, at $2.50 for a total consideration of $40 million, pursuant to approvals obtained at a general meeting of shareholders in December 2021.

F-12

MOXIAN (BVI) INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income taxes

The Company and its subsidiaries file separate income tax returns.

United States of America

ABit USA was incorporated in April 2022 and will have to file a tax return for the year ending December 31, 2022.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.5% for our fiscal year ending September 30, 2018, and 21% for subsequent fiscal years. Accordingly, we have to remeasure our deferred tax assets on net operating loss carryforward in the U.S. at the lower enacted cooperated tax rate of 21%. However, this re-measurement has no effect on the Company’s income tax expenses as the Company has provided a 100% valuation allowance on its deferred tax assets previously.

Additionally, the Tax Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. The change in rate has caused us to remeasure all U.S. deferred income tax assets and liabilities for temporary differences and net operating loss (NOL) carryforwards and recorded a one-time income tax payable in 8 years.

British Virgin Islands

Moxian BVI is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Moxian BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by Moxian BVI, no British Virgin Islands withholding tax is imposed.

Hong Kong

Moxian HK is incorporated in Hong Kong and Hong Kong’s profits tax rate is 16.5%. Moxian HK did not earn any income that was derived in Hong Kong for the year ended December 31, 2021, the period of three months ended December 31, 2020 and the year ended September 30, 2020 and therefore, Moxian HK was not subject to any Hong Kong profits tax.

Malaysia

Moxian Malaysia has been dormant since June 2017 and did not have taxable income since such date. The management estimates that Moxian Malaysia will not generate any taxable income in the foreseeable future.

F-13

9. Income taxes (continued)

PRC

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax rate of 25%, unless otherwise specified.

As of September 30, 2020, the Company had net operating loss carry forwards of approximately of $20.2 million in PRC tax jurisdiction, which expires by 2022.

Moxian Shenzhen was incorporated in the People’s Republic of China. Moxian Shenzhen did not generate taxable income in the People’s Republic of China for the period from April 8, 2013 (date of inception) to December 31, 2021. Moxian Shenzhen has ceased operations and will not generate any taxable income in the future.

Moyi was incorporated in the People’s Republic of China. Moyi did not generate taxable income in the People’s Republic of China for the period from July 19, 2013 (date of inception) to December 31, 2021.

Moxian Beijing was incorporated in the People’s Republic of China. Moxian Beijing did not generate taxable income in the People’s Republic of China for the period from December 10, 2015 (date of inception) to December 31, 2021.

The Company’s effective income tax rate was 0% for the period of six months to June 30, 2022 and June 30, 2021. Because of losses, the Company has had no tax liability.

	June 30, 2022	June 30, 2021,

U.S. statutory rate	34.0%	34.0%
Foreign income not registered in the U.S.	(34.0)%	(34.0)%
PRC statutory rate	25.0%	25.0%
Changes in valuation allowance and others	(25.0)%	(25.0)%
Effective tax rate	0%	0%

Because of the uncertainty regarding the Company’s ability to realize its deferred tax assets, a 100% valuation allowance has been established in the year ended September 30, 2017 and carried forward since. As of June 30, 2022 and June 30, 2021, the valuation allowance has remained unchanged at approximately $9.0 million.

	June 30, 2022	June 30, 2021

Deferred tax asset from net operating loss and carry-forwards	$9,032,129	$9,032,129
Valuation allowance	(9,032,129)	(9,032,129)
Deferred tax asset, net	$-	$-

10. Commitments and contingencies

The Company has entered into a Sale and Purchase Agreement with a third party vendor for the procurement of 6 units of supercomputing servers for a total cost of $5.27 million. These servers will be delivered in stages in the second half of 2023.

11. Subsequent events

1. On August 11, 2022 at the Annual Meeting of Shareholders in Singapore, the shareholders approved various proposals to amend the Articles of Association of the Company regarding variations in the rights of the preferred shares as well as an Omnibus Share Incentive Scheme for its employees.

F-14